ARTICLES OF INCORPORATION
OF
CSMG TECHNOLOGIES, INC.
(As amended through January 18, 2007)

FIRST: Name. The name of this Corporation is CSMG Technologies, Inc. (the "Corporation).

SECOND: Registered Office. The name and address of the registered agent of this Corporation in the State of Texas and the address of the registered office of this Corporation in the State of Texas, which is the same as the address of its registered agent, are:

Esmeralda Robbins
701 CCNB North Tower
500 North Shoreline
Corpus Christi, Texas 78471

THIRD: Term. The term of this Corporation shall be perpetual.

FOURTH: Purpose. The purpose of this Corporation is to engage in any lawful act or activity for which corporations may be organized under the Texas General Corporation Code (the "Act").

FIFTH: Capital Stock. The Corporation is authorized to issue two classes of stock, both of which shall be voting. One class of stock shall be Common Stock, par value $0.001. The second class of stock shall be Preferred Stock, par value $0.001. The Preferred Stock, or any series thereof, shall have such designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof as shall be expressed in the resolution of resolutions providing for the issue of such stock adopted by the board of directors and may be made dependent upon facts ascertainable outside such resolution or resolutions of the board of directors, provided that the manner in which such facts shall operate upon such designations, preferences, rights and qualifications, limitations or restrictions of such class or series of stock is clearly and expressly set forth in the resolution or resolutions providing for the issuance of such stock by the board of directors.

The total number of shares of stock of each class which the Corporation shall have authority to issue and the par value of each share of each class of stock are as follows:

Common Stock:	80,000,000 shares, $0.001 par value per share.
Preferred Stock:	10,000,000 shares, $0.001 par value per share.

Series A Preferred Stock. By action of the directors of the Corporation taken March 18, 1996, there is designated the Series A Preferred Stock of the Corporation, which consists of 75,668 shares of the Corporation's authorized 10,000,000 shares of Preferred Stock. Each share of this series shall have a $10 face amount; shall be entitled to an annual, cumulative dividend from the net profits of the Corporation equal to 8 percent of the face amount; shall be redeemable by the Corporation out of otherwise undistributed net profits of the Corporation legally entitled by the laws of Texas for such redemption; and shall be preferred over the Common Stock in the event of the liquidation and dissolution of the Corporation to the extent of its unredeemed face amount and accumulated, unpaid dividends.

SIXTH: Number of Directors; Current Directors. The number of directors of this Corporation shall be such as from time to time shall be fixed by, or in the manner provided in, the Bylaws. Election of directors need not be by ballot unless the Bylaws so provide.

SEVENTH: Director's Liability; Indemnification. To the maximum extent permitted by the Act as it exists on the date hereof or as it may hereafter be amended, no director of this Corporation shall be liable to this Corporation or its shareholders for monetary damages for breach of fiduciary duty as a director. No amendment to or repeal of this Article SEVENTH shall apply to or have any effect on the liability or alleged liability of any director of this Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal.